SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

60 Degrees Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83006G104

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☒ Rule 13d–1(c)

☐ Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83006G104

1	Names of Reporting Person KNIGHT THERAPEUTICS INC.
2	Check the Appropriate Box if a Member of a Group (See instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or place of organization CANADA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole voting power 169,492
	6	Shared voting power 0
	7	Sole dispositive power 169,492
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 169,492
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9.10% (1)
12	Type of reporting person (See instructions) CO

(1) Calculated based on 1,861,914 shares of common stock issued and outstanding as of September 18, 2024, as disclosed in the registration statement on Form S-3 filed by Issuer on September 19, 2024. See Item 4(a) below.

Item 1(a).	Name of Issuer:

60 Degrees Pharmaceuticals, Inc. (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1025 Connecticut Avenue, NW Suite 1000, Washington D.C. 20036

Item 2(a).	Name of Persons Filing:

Knight Therapeutics Inc. (the “Reporting Person”)

Item 2(b).	Address or principal business office or, if none, residence:

3400 de Maisonneuve W. Suite 1055, Montreal, Québec, H3Z 3B8, Canada

Item 2(c).	Citizenship:

See Row 4 of the cover pages for the citizenship or place of organization of the Reporting Person

Item 2(d)	Title of class of securities:

Common stock, par value $0.0001 per share

Item 2(e).	CUSIP No.:

The CUSIP number of the common stock is 83006G104

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not Applicable.

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The information set forth in Rows 5 through 11 on the cover page is hereby incorporated by reference into this Item 4 as set forth below.

(a)	Amount beneficially owned: 169,492 as of September 30, 2024

(b)	Percent of class: 9.10%

The percentage of beneficial ownership is calculated based on 1,861,914 shares of common stock of the Issuer issued and outstanding as of September 18, 2024, as disclosed in the registration statement on Form S-3 filed by Issuer on September 19, 2024.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 169,492

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 169,492

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024

KNIGHT THERAPEUTICS INC.

By:	/s/ Samira Sakhia
Name: Samira Sakhia
Title: President and Chief Executive Officer

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